Exhibit 99.1

Q3 OPERATING RESULT SETS BARRICK UP FOR STRONG FINISH TO 2021

ALL AMOUNTS EXPRESSED IN US DOLLARS

London, 4 November 2021 — Strong third quarter production from its Africa and Middle East (AME) and Latin America regions has positioned them to meet the top end of their guidance for the year. At the same time, Nevada Gold Mines (NGM) posted a quarter-on-quarter improvement and, with its Carlin mill operations now restored, is set to end 2021 with an enhanced quarter, positioning Barrick for a strong finish to the year.

The company’s Q3 results, published today, report attributable gold production for the quarter of 1.09 million ounces and 3.23 million ounces for the year to date. Attributable copper production for the quarter was 100 million pounds and 289 million pounds for the year to date. Net earnings per share were 20 cents and adjusted net earnings per share[1] were 24 cents.

Presenting the results, president and chief executive Mark Bristow said the operating cash flow of $1,050 million and the free cash flow[2] of $481 million for Q3 would further support an already strong balance sheet and the funding of Barrick’s capital allocation priorities. He noted that the sustainable quarterly dividend of 9 cents per share and the payment of the final $250 million[3] tranche of the $750 million return of capital distribution would combine to lift the total cash return to shareholders to a record level of approximately $1.4 billion during 2021.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q3 2021	Q2 2021	Q3 2020

Realized gold price[5] ($ per ounce)	1,771	1,820	1,926

Net earnings ($ millions)	347	411	882

Adjusted net earnings[1] ($ millions)	419	513	726

Net cash provided by operating activities ($ millions)	1,050	639	1,859

Free cash flow[2] ($ millions)	481	(19)	1,311

Net earnings per share ($)	0.20	0.23	0.50

Adjusted net earnings per share[1] ($)	0.24	0.29	0.41

Attributable capital expenditures[6] ($ millions)	456	518	436

Operating Results	Q3 2021	Q2 2021	Q3 2020

Gold

Production[7] (000s of ounces)	1,092	1,041	1,155

Cost of sales (Barrick’s share)[8] ($ per ounce)	1,122	1,107	1,065

Total cash costs[9] ($ per ounce)	739	729	696

All-in sustaining costs[9] ($ per ounce)	1,034	1,087	966

Copper

Production[7] (millions of pounds)	100	96	103

Cost of sales (Barrick’s share)[8] ($ per pound)	2.57	2.43	1.97

C1 cash costs[10] ($ per pound)	1.85	1.83	1.45

All-in sustaining costs[10] ($ per pound)	2.60	2.74	2.31

Q3 2021 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host a live presentation of the results today from London at 15:00 GMT/11:00 EDT, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q3 2021 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

∎	Quarter-on-quarter improvement positions Barrick to deliver on annual production guidance

∎	Strong production from the AME and Latin America regions places both regions at top end of annual guidance range

∎	Nevada shows strong quarter on quarter performance on the back of improved run time at all major processing facilities

∎	Carlin mill operations restored at end of the quarter setting up for strong Q4

∎	Copper assets deliver incremental production and bolster earnings for Barrick

∎	Goldrush Notice of Intent published, successful processing of first bulk sample supports additional reserve conversion at year end

∎	Balance sheet strength supported by operating cash flow of $1,050 million

∎	Net earnings per share of 20 cents; adjusted net earnings per share[1] of 24 cents

∎	Porgera makes progress towards reopening

∎	South Arturo / Lone Tree asset swap streamlines NGM portfolio and adds value

∎	22% year-on-year decrease in the year-to-date TRIFR[11] highlights increased focus on safety

∎	Year-to-date water efficiency (reuse and recycling) of 83%

∎	Greenhouse gas reduction roadmap advances as NGM gets approval to double solar capacity to 200MW

∎	Veladero completes construction of powerline from Chile

∎	Strong project development and brownfields results from North America and AME point to reserve replacement net of depletion for the group

∎	Drive to expand portfolio adds exploration projects in five countries

∎	Donlin board approves additional funding to advance studies and plan for a winter drilling program

∎	Barrick declares $0.09 quarterly dividend per share in addition to payment of third $250 million[12] capital return tranche (~14 cents per share4)

BARRICK THIRD QUARTER 2021	2	PRESS RELEASE

CONTINUED FROM PAGE 1

“More than two years after the merger, we are getting to where we want to be, with the industry’s best asset base in the form of six Tier One13 gold mines and a well-balanced portfolio of high-quality growth opportunities. In Nevada, the publication of an official Notice of Intent marks another advance in the development of the world-class Goldrush project, where the successful processing of the first bulk samples points to an additional reserve conversion by the end of the year,” he said.

“In Argentina, the commissioning of the new heap leach facility at Veladero, defined as an at-risk asset at the time of the merger, has put the mine back on track to get back to its past performance as it ramps up production. In Tanzania, we have completely revived the moribund Bulyanhulu mine and it too is now back in business and ramping up production. In Alaska, the 2021 drilling program has been completed at Donlin, one of the largest undeveloped gold deposits in the world, and we’re now updating our models and preparing for an early start to the next phase.”

The Pueblo Viejo expansion project in the Dominican Republic is at the permitting stage for the new tailings storage facility. The project is expected to extend the Tier One mine’s life to beyond 2040 and has the potential to convert approximately 9 million ounces of measured and indicated resources to proven and probable reserves.14

Bristow said results from successful brownfields exploration, particularly in North America and Africa, indicated that the group is on track to replace its gold reserves net of depletion in 2021. The drive to expand its portfolio and extend its global footprint has added new exploration projects in five countries.

Barrick has also been advancing its greenhouse gas (GHG) reduction strategy with NGM starting construction of its solar power plant with initial capacity of 100MW and the permit received to double this to 200MW, and Veladero completing construction of its cross-border link-up with the Chilean national power grid — a global leader in renewable energy.

“Barrick is driven by value creation and by any measure we’ve been successful so far. But ours is a long-term vision which looks far beyond our major operations’ current 10-year business plans and our ceaseless pursuit of new opportunities is continuing to deliver exciting future prospects,” Bristow said.

Nevada Senator Catherine Cortez Masto (center) visits the Goldstrike operation at Nevada Gold Mines in August.

THIRD $250 MILLION RETURN OF CAPITAL TRANCHE

AND QUARTERLY DIVIDEND

Barrick today announced that the third $250 million3 tranche (approximately $0.14 per share4) of the return of capital distribution totalling $750 million will be paid on December 15, 2021 to shareholders of record at the close of business on November 30, 2021.

This will complement the $0.09 per share dividend declared by the Barrick Board of Directors for the third quarter, which will also be paid on December 15, 2021 to shareholders of record at the close of business on November 30, 2021.12

This follows the approval by shareholders at Barrick’s Annual and Special Meeting on May 4, 2021 of the total $750 million return of capital distribution. The first $250 million tranche was paid on June 15, 2021 and the second $250 million tranche was paid on September 15, 2021.

“We are pleased that the combination of our quarterly dividend and the $750 million return of capital distribution have provided our shareholders with a record level of cash returns totalling approximately $1.4 billion during 2021 whilst our strong operational and financial performance during the year has allowed us to continue to invest in our business and has set us up well to continue to provide meaningful returns to shareholders going forward,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK THIRD QUARTER 2021	3	PRESS RELEASE

NEW MODEL SHOWS 20-YEAR LIFE POTENTIAL

FOR BULYANHULU

How Barrick transformed a derelict mine into a world-class asset

Two years ago, the Bulyanhulu gold mine in Tanzania was on care and maintenance, with only its small tailings reprocessing operation still limping along: a burden to its shareholders and the state.

Then Barrick took over, rebuilt and reopened Bulyanhulu, now transformed beyond recognition into one that, along with sister mine North Mara, has the potential to produce more than 500,000 ounces of gold per year14 and, according to the latest geological model, can maintain a consistent production profile to 2040 and beyond.

“Bulyanhulu had effectively been trashed by its previous operators who also destroyed its relationship with its community as well as the government. But Barrick’s geologists saw the value in this unloved mine and we set about unlocking it, applying our core business principles,” said president and chief executive Mark Bristow.

The first step was to mend bridges with the state, which resulted in the establishment of the groundbreaking Twiga Minerals Corporation, a joint venture between Barrick and the government of Tanzania, which oversees the management of the Tanzanian mines and the equal sharing of the economic benefits they create.

The drill database was recompiled and validated, underground development was re-surveyed, new mineral resource and geotechnical block models were generated and mine designs were fully updated.

The processing plant was completely refurbished and ramped up to a 145tph throughput, as were the vertical shaft and materials handling infrastructure. A secondary crushing and sampling circuit was introduced along with an open conical stockpile and reclamation facility designed to improve mill feed. During the past quarter, it commissioned a PhotonAssayTM laboratory, the first of its kind in Africa and in Barrick’s global operations.

Bulyanhulu has also moved away from shipping concentrates abroad for processing and is now producing gold bars on site.

In the meantime, ongoing geometallurgical testwork could unlock further resources within developed mine areas while brownfields exploration probes the potential within and outside the Bulyanhulu permit for new mining fronts.

As the mine moves into the final stages of its ramp-up, the workforce has increased from 155 to 878, of whom 94% are Tanzanians, with 39% drawn directly from surrounding communities. Bulyanhulu is also increasing its economic support for local businesses, with 70% of its procurement now spent with Tanzanian contractors and suppliers.

BARRICK THIRD QUARTER 2021	4	PRESS RELEASE

VELADERO BACK ON WORLD-CLASS TRACK

At the time of the Barrick-Randgold merger, Veladero in Argentina was identified as an asset that was seriously at risk. The operation was running out of leach stacking space and its relationship with the government and the surrounding community had deteriorated to the point where it no longer had a social licence to operate.

The Covid-19 pandemic compounded its problems, with Argentina’s lockdown impacting on production as well on the progress of the mine’s two capital projects: construction of a new heap leach facility and the connection to the Chilean national power grid.

Barrick president and chief executive Mark Bristow says the turnaround achieved by the new Latin America management team after the merger is extraordinary. Veladero is poised to come in at the top of its production guidance range for this year, the Phase 6 heap leach project has been commissioned successfully and stakeholder relations have improved to the extent that Barrick is now the preferred mining partner in the country’s San Juan province.

Mine life has increased to more than 10 years on the back of successful resource conversions in the Cuatro Esquinas pushback and a new life of mine strategy designed to optimize the orebody. Exploration has resumed in the Veladero area and drilling at Lama — the Argentinian half of the border-straddling the Pascua-Lama project — has confirmed the existence of a large copper-gold porphyry system at depth.

Bristow says over the past two years Barrick has invested $219 million14 in its goal of making Veladero another of its Tier One mines. Going forward, work has already started on a Phase 7 leach pad and on increasing efficiencies, among other things by re-establishing the conveyor system from the crusher to the leach pads to reduce haul distances and greenhouse (GHG) emissions. In October, construction was completed on the powerline from Chile, which is expected to reduce costs and GHG emissions, cutting diesel consumption by 23 million litres and CO2 equivalent emissions by 100,000 tonnes.

To mark the completion of the Phase 6 project, Veladero established a community development fund, in partnership with San Juan, which will dedicate 1.5% of the mine’s gold sales to the improvement of the infrastructure in the province. Its commitment to the surrounding communities has also been demonstrated by the launch of a mining school and the use of local contractors for the Phase 6 and Phase 7 projects.

“Our support for local suppliers and contractors provides the community not only with the opportunity to develop their skills but also to partner with the mine in creating shared value,” says Marcelo Alvarez, executive director Argentina and Chile.

Veladero has also been successful in recruiting women in what has traditionally been a male-dominated industry. Fifteen of the 24 participants in its current technical training program are women and a further 17 are being trained as truck drivers.

On another front, its staff have been leading the charge in the fight against Covid-19. Veladero is closing in on being fully vaccinated, with 99.7% having received their first dose and 74% the second.

“It all starts with people,” says Mark Bristow. “And at this mine, 15,000 feet above sea level high in the Andes, a remarkable recovery in the face of adversity has been driven by its leadership and its workforce.”

BARRICK THIRD QUARTER 2021	5	PRESS RELEASE

MINING INDUSTRY NEEDS STRONG COLLECTIVE ACTION

ON CLIMATE CHANGE

Reducing emissions to counter the causes of climate change requires strong collective action by the mining industry, Barrick president and chief executive Mark Bristow says.

Bristow hailed the collective commitment by the International Council on Mining and Metals (ICMM) to a goal of net zero greenhouse gas emissions by 2050 in line with the recommendations of the Paris Agreement and said it represented an integrated approach that struck the right balance between environmental, social and economic needs. Barrick is a member of the ICMM and its Climate Change Advisory Group.

“Barrick already has a clear scientifically based emissions reduction roadmap which targets a 30% cut by 2030 against our 2018 baseline and a net zero outcome by 2050, in line with ICMM’s goal,” Bristow said.

The company’s group sustainability executive, Grant Beringer, said a series of carbon-reducing initiatives was already being implemented across Barrick’s global operations. At NGM, the world’s largest gold producing complex, which is operated and majority-owned by Barrick, these included projects such as the construction of a new solar power plant and the conversion of the TS power plant from coal to natural gas. These projects will support NGM’s transition from coal power to a dual energy solution which will reduce the complex’s carbon emissions by as much as 50%.

BARRICK COMMISSIONS AFRICA’S FIRST

PHOTONASSAY LABORATORY

Barrick, in partnership with MSALABS Ltd, has successfully installed a Chrysos PhotonAssayTM laboratory at its Bulyanhulu mine in Tanzania — the first in Africa and in its global operations.

This new technique delivers faster, safer and more accurate analysis of gold, silver and complementary elements by non-destructive measurement of larger and more representative samples in as little as two minutes, enabling rapid turnaround of critical operational information that drives optimization throughout the mining value chain.

The system provides an environmentally friendly, chemical-free, more sustainable replacement for traditional fire assay methods, significantly reducing CO2 emissions and hazardous waste.

Introducing the new system to media at the mine, Barrick president and chief executive Mark Bristow said it was part of the group’s continuing drive to harness technological innovation in the service of operational excellence, occupational safety and environmental care.

BARRICK THIRD QUARTER 2021	6	PRESS RELEASE

LOULO-GOUNKOTO’S NEW UNDERGROUND MINE

RAMPS UP AS EXPLORATION CONTINUES TO

EXTEND COMPLEX’S LIFE

The Loulo-Gounkoto gold complex is set to remain a major contributor to the Malian economy well into the future as it continues to replace the ore depleted by mining, says Barrick president and chief executive Mark Bristow.

Mines operated in Mali by Barrick and its predecessor Randgold have spent some $8 billion14 in the country in the form of taxes, royalties, salaries and payments to local suppliers over the past 24 years. To date this year, it has paid $318 million14 to the government in taxes, royalties and dividends and invested more than $13 million14 in community wellbeing projects ranging from health and education to economic development initiatives such as its Business Accelerator program, designed to equip budding entrepreneurs with management skills.

Bristow says Loulo-Gounkoto was on track to meet its annual production guidance, with its new underground mine at Gounkoto — the complex’s third underground operation — ramping up production. Through successful exploration it is on track to increase mineral reserves net of depletion for the third successive year and promising results from the Yalea Ridge and Gounkoto-Faraba targets reaffirm the potential for further life-of-mine extensions.

“Loulo-Gounkoto is one of the world’s greatest gold mining operations and it continues to confirm its status as a member of the industry’s elite Tier One club as well as the largest private sector contributor to Mali’s GDP,” Bristow says.

“In addition to the enormous value it creates for its stakeholders, Loulo-Gounkoto also aspires to a high level of social responsibility. Almost 40% of employees have been vaccinated against Covid-19 and 335 people have been vaccinated in the surrounding community. Security staff and other employees who come into contact with the community have undergone rigorous training in human rights. Work is also under way to secure the new certification standardized by the International Cyanide Management Institute.”

Loulo-Gounkoto is maintaining its commitment to the employment and advancement of host country nationals, in line with Barrick’s global policy, and people from the nearby Kenieba village have been successfully trained to operate key equipment at the new Gounkoto underground mine. The complex is almost entirely staffed and managed by Malian citizens.

BARRICK THIRD QUARTER 2021	7	PRESS RELEASE

PUEBLO VIEJO PROGRESSES LIFE-EXTENSION PROJECT

Barrick’s Pueblo Viejo mine is continuing to advance a plant expansion and tailings storage facility project designed to extend its life to 2040 and beyond.

President and chief executive Mark Bristow says that so far this year the Tier One mine has paid $522 million in direct and indirect taxes, which brings its total tax payments since it went into commercial production in 2013 to just under $3 billion.14 The extension of its life means that it would continue to be a major creator of value for the Dominican Republic and its people far into the future.

“Of the mine’s 2,500 employees, 97% are Dominicans, many drawn from its surrounding communities which have all benefited substantially from its investment in upliftment programs. At present, the mine is involved in such programs in 58 surrounding communities. These include an agribusiness project intended to improve cacao cultivation in the area. In line with Barrick’s global policy of favoring local contractors and suppliers, Pueblo Viejo has also promoted the development of the local economy, spending more than $160 million with them over the past eight years14,” he says.

Bristow says that Pueblo Viejo’s management had been very successful in addressing the environmental liabilities left by the mine’s former operator, significantly improving the water quality of the two nearby rivers. The drive for gender diversity was also paying dividends, with women now accounting for 16% of the workforce.

“Our goal in the Dominican Republic, as elsewhere in the world, is to create long-term value for our stakeholders through our strategy of sustainable development. Pueblo Viejo’s expansion project has the potential to double the enormous contribution it has already made to the Dominican Republic’s economy. Without this project, however, that contribution could end soon,” he says.

INDUSTRY LEADER KIBALI CONTINUES TO

ADVANCE AUTOMATED MINING

The Kibali gold mine remains on track to achieve its production guidance for the year and grow its mineral reserves net of depletion, securing its future as a Tier One operation for at least another 10 years.

Barrick president and CEO Mark Bristow says at the same time continuing investment in technological innovation is keeping Kibali at the forefront of developments in automated mining.

Machine learning has been implemented at the mine’s three hydropower stations and reactive control of the enlarged battery installation will further reduce the need for back-up diesel generation, shrinking Kibali’s already relatively small carbon footprint. New automation software for the underground haulage loaders has been installed and the commissioning of a system for remote stope bogging now enables operators to control loaders from surface.

“Surface control is safer and more efficient, and it also creates employment opportunities for women in an industry where these are not abundant. It’s worth noting that all these operators are Congolese, as Kibali continues to employ and upskill locals in line with Barrick’s global policy of giving preference to host country nationals. Congolese citizens currently make up 94% of Kibali’s workforce including its leadership,” Bristow says.

“Five thousand of our employees and contractors go home to surrounding villages at the end of their shifts and the wellbeing of these communities is consequently a prime concern. This is exemplified by the effectiveness of Kibali’s anti-Covid-19 campaign which included the construction of a community treatment facility. With the support of the Congolese health authorities, we secured a supply of the AstraZeneca vaccine and to date 21% of employees and contractors have been vaccinated compared with the DRC’s countrywide average of 0.15%.”

Bristow says the growth of Kibali had catalyzed and supported the emergence of a thriving local economy in a region previously largely reliant on subsistence farming. In the year to date, the mine has spent $95 million14 with local contractors and suppliers, many of whom were nurtured by the mine through skills transfer and capacity building.

“To date Kibali has contributed $3.7 billion14 to the Congolese economy in the form of payments to contractors and suppliers, infrastructure community and support, salaries and royalties, taxes and permits. The success of our continuing exploration program around the mine confirms the potential for reserve growth from new open pittable resources and extensions to the high-grade underground orebodies, indicating that Kibali will materially benefit the DRC and its people for years to come.”

BARRICK THIRD QUARTER 2021	8	PRESS RELEASE

TANZANIAN MINES ON TRACK FOR PRODUCTION

GUIDANCE, WELL-PLACED TO EXTEND LIVES

Barrick’s Tanzanian mines, North Mara and Bulyanhulu, are both set to meet their 2021 production targets as well as to replace depleted reserves through brownfields exploration.

President and chief executive Mark Bristow says the production ramp-up at Bulyanhulu is gaining momentum with plant performance ahead of expectations and recoveries at a consistent rate of 93%.

An 11% increase in tonnage was driven partly by an investment in three new fully automated loaders and three additional drills. Successful conversion and optimization of mineral resources in the upper portion of Deep West has been completed and is expected to add significant mineral reserves to the asset base, unlocking further value in the mine plan. In line with its long-term commitment to Tanzania, Barrick has also secured exploration targets elsewhere within Bulyanhulu’s mining licence.

At North Mara the commissioning of a brine treatment plant is scheduled for the fourth quarter of this year as part of Barrick’s successful drive to eliminate the mine’s historical environmental issues. This has also included a new water treatment plant and an upgraded tailings facility. During the past quarter the mine’s Gokona underground operation was connected to the national power grid, which will cut its diesel consumption by 43%. North Mara’s two open pits have been redesigned and integrated with the underground mine.

Bristow said Barrick was continuing to improve the quality of life in the villages around North Mara, in partnership with the mine’s community development committee. Key projects include construction of a tarmac road, classrooms, pediatric wards and laboratories, and support for agribusiness.

Since Barrick formed its pioneering partnership with the government through the Twiga partnership in 2020, it has paid $118 million in salaries, $496 million in taxes, levies and royalties and $609 million for locally sourced goods and services.14 It has also paid a maiden cash dividend of $250 million.14

INTEGRATION OF ASSETS, INVESTMENT IN FUTURE

SECURE NGM’S STATUS AS INDUSTRY LEADER

Nevada Gold Mines (NGM) is demonstrating the impact of operator and majority-owner Barrick’s strategy of combining the best people with the best assets to deliver the best returns, says Barrick president and chief executive Mark Bristow.

Speaking at an update for local media and community leaders, Bristow said NGM — the world’s largest gold mining complex — stood out from the rest of the industry not only because of its size but because its wealth of projects and prospects secure its future as a high-quality, long-life operation for decades to come.

“The combination of the Nevada assets of Barrick and Newmont has unlocked the vast geological potential of this mineral-rich region by consolidating mines, processing facilities and landholdings. Anchored by the massive Carlin and Cortez mines, NGM is building up the third Tier One asset, Turquoise Ridge, while Goldrush, a world-class project

BARRICK THIRD QUARTER 2021	9	PRESS RELEASE

in its own right, heads up a long pipeline of quality prospects,” he said.

“NGM has also built strong relations across the full spectrum of the mines’ previously neglected stakeholders, and its wide-ranging support for educational and other community development initiatives is securing its social licence as a valuable partner with Nevada and its people.”

Bristow cited Turquoise Ridge as an example of the transformative effect of asset consolidation. The high-grade underground orebody at Turquoise Ridge, then a Barrick property, was mined for years without a full understanding of its geology and was also constrained by the lack of its own processing plant. At the same time, Newmont’s neighboring Twin Creeks was facing the decline of production from its open pits and its processing facilities had never been pushed to deliver. The ramp-up of underground production at Turquoise Ridge, based on a completely new geological model, will pick up speed when its third shaft is completed next year, more than offsetting the drop in production from the now-integrated Twin Creeks. The integration of the two assets has also delivered new exploration opportunities in the gap between the two.

During the past quarter, the Goldrush project’s official Notice of Intent was published, putting NGM well on the way to permitting its next major orebody. The updated feasibility study and the successful processing of the first ore samples has strengthened confidence that additional resources will be converted to reserves later this year.

NGM continued to optimize its portfolio through the South Arturo/Lone Tree asset swap, which removed a closure liability from its balance sheet while securing additional ounces and geological upside by bringing the other 40% of South Arturo under its control. In the meantime, brownfields exploration is confirming a significant upside through prospects such as a major deposit in North Leeville and the promising Phoenix gold and copper satellite.

Bristow said NGM was continuing to invest in infrastructure capable of supporting mining far into the future. This includes advancing data analysis capabilities and reducing greenhouse gas (GHG) emissions. An example of the latter is the second phase of the TS solar power facility which will increase its solar capacity to 200MW and is the cornerstone of NGM’s commitment to cutting GHG emissions by 20% by 2025.

Reviewing the past quarter, Bristow said improved run times at all of NGM’s major processing facilities had lifted NGM’s performance while the restoration of the Carlin mill operations had set it up for a strong end to the year.

EXPLORATION VETERAN PASSES THE BATON TO EXPERIENCED GEOLOGIST AND TEAM LEADER

Joel Holliday, senior vice president for Global Exploration, has been promoted to executive vice president for Exploration, effective November this year.

He takes up the position of veteran Rob Krcmarov, who will assume a part-time non-executive role as Technical Adviser to Barrick. Prior to the merger, Joel managed Randgold’s exploration teams for 15 years with discoveries including Gounkoto and Loulo 3. Rob’s career spans 33 years, 13 of which he spent leading Barrick’s global exploration teams. Under his watch, Barrick discovered and delineated multiple orebodies, including the world-class Goldrush deposit which is soon to go into production.

BARRICK THIRD QUARTER 2021	10	PRESS RELEASE

Appendix 1

2021 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2021 forecast attributable production (000s oz)	2021 forecast cost of sales[8] ($/oz)	2021 forecast total cash costs[9] ($/oz)	2021 forecast all-in sustaining costs[9] ($/oz)
Carlin (61.5%)[15]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100

Cortez (61.5%)[16]	500 - 550	1,000 - 1,050	700 - 750	940 - 990

Turquoise Ridge (61.5%)	390 - 440	950 - 1,000	620 - 670	810 - 860

Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020

Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290

Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960

Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330

North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810

Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770

Porgera (47.5%)[17]	—	—	—	—

Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980

Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850

North Mara (84%)	240 - 270	970 - 1,020	740 - 790	960 - 1,010

Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190

Bulyanhulu (84%)	170 - 200	980 - 1,030	580 - 630	810 - 860

Buzwagi (84%)	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280

Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970
Total Attributable to Barrick[18,19,20]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

COPPER PRODUCTION AND COSTS
	2021 forecast attributable production (Mlbs)	2021 forecast cost of sales[8] ($/lb)	2021 forecast C1 cash costs[10] ($/lb)	2021 forecast all-in sustaining costs[10] ($/lb)

Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45

Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10

Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50
Total Attributable to Barrick[19]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20

ATTRIBUTABLE CAPITAL EXPENDITURES
($ millions)
Attributable minesite sustaining	1,250 - 1,450

Attributable project	550 - 650
Total attributable capital expenditures	1,800 - 2,100

2021 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS21

	2021 Guidance Assumption	Hypothetical Change	Impact on EBITDA[22] (millions)	Impact on TCC and AISC[9,10]
Gold price sensitivity	$1,700/oz	+/- $100/oz	+/- $620	+/-$4/oz

Copper price sensitivity	$2.75/lb	+/- $0.25/lb	+/- $60	+/- $0.01/lb

BARRICK THIRD QUARTER 2021	11	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended

	9/30/21	6/30/21	% Change	9/30/20	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	495	452	10%	538	(8)%

Gold produced (000s oz 100% basis)	805	735	10%	875	(8)%

Cost of sales ($/oz)	1,123	1,111	1%	1,060	6%

Total cash costs ($/oz)[b]	734	717	2%	723	2%

All-in sustaining costs ($/oz)[b]	975	1,014	(4)%	956	2%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	209	190	10%	276	(24)%

Gold produced (000s oz 100% basis)	340	309	10%	448	(24)%

Cost of sales ($/oz)	1,017	1,043	(2)%	985	3%

Total cash costs ($/oz)[b]	814	852	(4)%	800	2%

All-in sustaining costs ($/oz)[b]	1,124	1,310	(14)%	1,036	8%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	130	110	18%	113	15%

Gold produced (000s oz 100% basis)	212	178	18%	184	15%

Cost of sales ($/oz)	1,164	1,167	0%	1,062	10%

Total cash costs ($/oz)[b]	800	793	1%	763	5%

All-in sustaining costs ($/oz)[b]	1,065	1,029	3%	1,133	(6)%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	82	78	5%	76	8%

Gold produced (000s oz 100% basis)	134	128	5%	124	8%

Cost of sales ($/oz)	1,169	1,131	3%	1,097	7%

Total cash costs ($/oz)[b]	788	752	5%	745	6%

All-in sustaining costs ($/oz)[b]	943	904	4%	805	17%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	31	28	11%	30	3%

Gold produced (000s oz 100% basis)	50	45	11%	49	3%

Cost of sales ($/oz)	1,777	1,864	(5)%	1,773	0%

Total cash costs ($/oz)[b]	499	279	79%	520	(4)%

All-in sustaining costs ($/oz)[b]	582	401	45%	659	(12)%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	43	46	(7)%	43	0%

Gold produced (000s oz 100% basis)	69	75	(7)%	70	0%

Cost of sales ($/oz)	796	691	15%	877	(9)%

Total cash costs ($/oz)[b]	201	168	20%	212	(5)%

All-in sustaining costs ($/oz)[b]	251	191	31%	384	(35)%
Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	127	117	9%	129	(2)%

Gold produced (000s oz 100% basis)	212	195	9%	215	(2)%

Cost of sales ($/oz)	895	904	(1)%	791	13%

Total cash costs ($/oz)[b]	521	533	(2)%	450	16%

All-in sustaining costs ($/oz)[b]	728	723	1%	609	20%

BARRICK THIRD QUARTER 2021	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/21	6/30/21	% Change	9/30/20	% Change
Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	137	143	(4)%	139	(1)%

Gold produced (000s oz 100% basis)	171	179	(4)%	174	(1)%

Cost of sales ($/oz)	1,109	993	12%	1,088	2%

Total cash costs ($/oz)[b]	708	610	16%	682	4%

All-in sustaining costs ($/oz)[b]	1,056	1,073	(2)%	1,161	(9)%
Kibali (45%)

Gold produced (000s oz attributable basis)	95	91	4%	91	4%

Gold produced (000s oz 100% basis)	209	202	4%	203	4%

Cost of sales ($/oz)	987	1,038	(5)%	1,088	(9)%

Total cash costs ($/oz)[b]	597	645	(7)%	617	(3)%

All-in sustaining costs ($/oz)[b]	751	894	(16)%	817	(8)%
Veladero (50%)

Gold produced (000s oz attributable basis)	48	31	55%	44	9%

Gold produced (000s oz 100% basis)	96	62	55%	89	9%

Cost of sales ($/oz)	1,315	1,231	7%	1,136	16%

Total cash costs ($/oz)[b]	882	774	14%	708	25%

All-in sustaining costs ($/oz)[b]	1,571	1,698	(7)%	1,159	36%
Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %
Tongon (89.7%)

Gold produced (000s oz attributable basis)	41	48	(15)%	64	(36)%

Gold produced (000s oz 100% basis)	45	53	(15)%	71	(36)%

Cost of sales ($/oz)	1,579	1,446	9%	1,329	19%

Total cash costs ($/oz)[b]	1,139	1,045	9%	731	56%

All-in sustaining costs ($/oz)[b]	1,329	1,162	14%	777	71%
Hemlo

Gold produced (000s oz)	26	42	(38)%	55	(53)%

Cost of sales ($/oz)	1,870	1,603	17%	1,257	49%

Total cash costs ($/oz)[b]	1,493	1,314	14%	1,099	36%

All-in sustaining costs ($/oz)[b]	2,276	1,937	18%	1,497	52%
North Mara (84%)

Gold produced (000s oz attributable basis)	66	63	5%	67	(1)%

Gold produced (000s oz 100% basis)	79	75	5%	80	(1)%

Cost of sales ($/oz)	993	975	2%	903	10%

Total cash costs ($/oz)[b]	796	816	(2)%	649	23%

All-in sustaining costs ($/oz)[b]	985	952	3%	758	30%

BARRICK THIRD QUARTER 2021	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/21	6/30/21	% Change	9/30/20	% Change
Buzwagi (84%)

Gold produced (000s oz attributable basis)	4	19	(79)%	21	(81)%

Gold produced (000s oz 100% basis)	5	22	(79)%	25	(81)%

Cost of sales ($/oz)	1,000	1,315	(24)%	907	10%

Total cash costs ($/oz)[b]	967	1,244	(22)%	687	41%

All-in sustaining costs ($/oz)[b]	970	1,242	(22)%	693	40%
Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	53	35	51%	7	657%

Gold produced (000s oz 100% basis)	63	42	51%	8	657%

Cost of sales ($/oz)	1,073	1,164	(8)%	1,502	(29)%

Total cash costs ($/oz)[b]	724	776	(7)%	874	(17)%

All-in sustaining costs ($/oz)[b]	827	916	(10)%	913	(9)%
Total Attributable to Barrick[f]

Gold produced (000s oz)	1,092	1,041	5%	1,155	(5)%

Cost of sales ($/oz)[g]	1,122	1,107	1%	1,065	5%

Total cash costs ($/oz)[b]	739	729	1%	696	6%

All-in sustaining costs ($/oz)[b]	1,034	1,087	(5)%	966	7%

a.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included in the endnotes to this press release.

c.

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 of our third quarter MD&A for more details.

d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

f.

Excludes Pierina, Lagunas Norte, Morila (40%) for all periods as these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021 and Morila was divested in November 2020.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2021	14	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	9/30/21	6/30/21	% Change	9/30/20	% Change
Lumwana

Copper production (Mlbs)	57	56	2%	62	(8)%

Cost of sales ($/lb)	2.54	2.36	8%	2.06	23%

C1 cash costs ($/lb)[a]	1.76	1.72	2%	1.49	18%

All-in sustaining costs ($/lb)[a]	2.68	2.92	(8)%	2.58	4%
Zaldívar (50%)

Copper production (Mlbs attributable basis)	24	22	9%	24	0%

Copper production (Mlbs 100% basis)	48	44	9%	48	0%

Cost of sales ($/lb)	3.13	3.56	(12)%	2.20	42%

C1 cash costs ($/lb)[a]	2.33	2.68	(13)%	1.64	42%

All-in sustaining costs ($/lb)[a]	2.77	3.15	(12)%	2.27	22%
Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	19	18	6%	17	12%

Copper production (Mlbs 100% basis)	38	36	6%	34	12%

Cost of sales ($/lb)	1.51	1.47	3%	1.43	6%

C1 cash costs ($/lb)[a]	1.35	1.27	6%	1.14	18%

All-in sustaining costs ($/lb)[a]	1.55	1.39	12%	1.17	32%
Total Attributable to Barrick

Copper production (Mlbs attributable basis)	100	96	4%	103	(3)%

Cost of sales ($/lb)[b]	2.57	2.43	6%	1.97	30%

C1 cash costs ($/lb)[a]	1.85	1.83	1%	1.45	28%

All-in sustaining costs ($/lb)[a]	2.60	2.74	(5)%	2.31	13%

a.	Further information on these non-GAAP measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2021	15	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended
	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net earnings attributable to equity holders of the Company	347	411	882	1,296	1,639

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	10	2	4	(77)	(309)

Acquisition/disposition (gains) losses[b]	(5)	(7)	(2)	(15)	(54)

Loss (gain) on currency translation	5	7	16	16	34

Significant tax adjustments[c]	45	62	(66)	154	(117)

Other expense adjustments[d]	12	14	(90)	37	56

Tax effect and non-controlling interest[e]	5	24	(18)	28	177

Adjusted net earnings	419	513	726	1,439	1,426

Net earnings per share[f]	0.20	0.23	0.50	0.73	0.92

Adjusted net earnings per share[f]	0.24	0.29	0.41	0.81	0.80

a.

For the three month period ended September 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

b.	Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa.
c.

Significant tax adjustments for the three month period ended September 30, 2021 mainly relates to the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances. For the nine month period ended September 30, 2021, significant tax adjustments mainly relates to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions. For the nine months ended September 30, 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended September 30, 2020 was further impacted by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision.

e.	Tax effect and non-controlling interest for the nine month period ended September 30, 2020 primarily relates to the net impairment reversals related to long-lived assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK THIRD QUARTER 2021	16	PRESS RELEASE

Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the nine months ended
	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net cash provided by operating activities	1,050	639	1,859	2,991	3,779

Capital expenditures	(569)	(658)	(548)	(1,766)	(1,508)

Free cash flow	481	(19)	1,311	1,225	2,271

Endnote 3

The funds to be used to pay this $250 million return of capital distribution to shareholders represent a portion of the proceeds received from the following transactions:

•	Sale of a portion of our investment interest in Shandong Gold Mining Co Ltd
•	Sale of a 100% interest in Lagunas Norte mine to Boroo Pte Ltd
•	Sale of a 40% interest in Morila Gold Limited to Firefinch Limited
•	Sale of our investment interest in Shanta Gold Ltd

Endnote 4

Per share amount is estimated based on issued and outstanding Barrick shares as of September 30, 2021 and is subject to change. The final per share amount to be paid on December 15, 2021 will be calculated based on the issued and outstanding Barrick shares as of the November 30, 2021 record date.

Endnote 5

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; export duties; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound	Gold			Copper			Gold		Copper

information in dollars)				For the three months ended				For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20	9/30/21	9/30/20

Sales	2,531	2,589	3,237	209	234	219	7,761	8,642	699	502

Sales applicable to non-controlling interests	(799)	(779)	(967)	0	0	0	(2,392)	(2,560)	0	0

Sales applicable to equity method investments[a,b]	166	168	183	154	161	121	488	502	485	348

Sales applicable to sites in closure or care and maintenance[c]	(11)	(28)	(53)	0	0	0	(80)	(152)	0	0

Treatment and refinement charges	9	0	4	42	39	39	9	6	122	118

Other[d]	0	0	0	0	0	0	0	15	0	0

Revenues – as adjusted	1,896	1,950	2,404	405	434	379	5,786	6,453	1,306	968

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,071	1,070	1,249	101	96	116	3,234	3,693	310	349

Realized gold/copper price per ounce/pound[e]	1,771	1,820	1,926	3.98	4.57	3.28	1,789	1,748	4.21	2.78

a.

Represents sales of $166 million and $489 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $169 million and September 30, 2020: $176 million and $480 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $108 million and $304 million, respectively, for the three and nine months ended September 30, 2021 (June 30, 2021: $87 million and September 30, 2020: $66 million and $216 million, respectively) applicable to our 50% equity method investment in Zaldívar and $50 million and $194 million, respectively (June 30, 2021: $79 million and September 30, 2020: $59 million and $145 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020 from the calculation of realized price per ounce. These assets are producing incidental ounces.

BARRICK THIRD QUARTER 2021	17	PRESS RELEASE

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2020 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 6

These amounts are presented on the same basis as our guidance.

Endnote 7

On an attributable basis.

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and add further costs which reflect the expenditures made to maintain current production levels, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. “All in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2021	18	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20
Cost of sales applicable to gold production		1,601	1,561	1,768	4,733	5,151

Depreciation		(475)	(448)	(508)	(1,377)	(1,480)

Cash cost of sales applicable to equity method investments		51	55	53	165	156

By-product credits		(86)	(70)	(84)	(215)	(172)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	0	0	0	1

Non-recurring items	b	0	0	0	0	0

Other	c	14	(22)	(24)	(41)	(77)

Non-controlling interests	d	(314)	(294)	(337)	(910)	(989)

Total cash costs		791	782	868	2,355	2,590

General & administrative costs		27	47	50	112	161

Minesite exploration and evaluation costs	e	20	16	19	52	57

Minesite sustaining capital expenditures	f	386	452	415	1,242	1,205

Sustaining leases		9	6	9	28	19

Rehabilitation - accretion and amortization (operating sites)	g	14	13	13	38	39

Non-controlling interest, copper operations and other	h	(140)	(151)	(166)	(445)	(438)

All-in sustaining costs		1,107	1,165	1,208	3,382	3,633

Global exploration and evaluation and project expense	e	47	61	53	153	164

Community relations costs not related to current operations		0	0	0	0	1

Project capital expenditures	f	179	203	126	513	287

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	g	4	4	3	11	9

Non-controlling interest and copper operations and other	h	(53)	(74)	(47)	(169)	(100)

All-in costs		1,284	1,359	1,343	3,890	3,994

Ounces sold - equity basis (000s ounces)	i	1,071	1,070	1,249	3,234	3,693

Cost of sales per ounce	j,k	1,122	1,107	1,065	1,101	1,054
Total cash costs per ounce	k	739	729	696	728	701

Total cash costs per ounce (on a co-product basis)	k,l	794	766	742	769	732
All-in sustaining costs per ounce	k	1,034	1,087	966	1,046	984

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,089	1,124	1,012	1,087	1,015
All-in costs per ounce	k	1,199	1,269	1,076	1,203	1,082

All-in costs per ounce (on a co-product basis)	k,l	1,254	1,306	1,122	1,244	1,113

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: $nil and $nil, respectively), and realized non-hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: losses of $nil and $1 million, respectively).

b.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and nine month periods ended September 30, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020, which all are producing incidental ounces, of $6 million and $44 million, respectively (June 30, 2021: $14 million; September 30, 2020: $27 million and $78 million, respectively).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $481 million and $1,396 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $453 million and September 30, 2020: $508 million and $1,469 million, respectively). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi. Refer to Note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 73 of the Q3 2021 MD&A.

BARRICK THIRD QUARTER 2021	19	PRESS RELEASE

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the development of the Gounkoto underground. Refer to page 72 of the Q3 2021 MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

General & administrative costs	(4)	(7)	(6)	(17)	(20)

Minesite exploration and evaluation expenses	(7)	(3)	(5)	(17)	(16)

Rehabilitation - accretion and amortization (operating sites)	(4)	(4)	(3)	(11)	(11)

Minesite sustaining capital expenditures	(125)	(137)	(152)	(400)	(391)

All-in sustaining costs total	(140)	(151)	(166)	(445)	(438)
Global exploration and evaluation and project expense	(4)	(8)	(9)	(13)	(21)

Project capital expenditures	(49)	(66)	(38)	(156)	(79)

All-in costs total	(53)	(74)	(47)	(169)	(100)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020, which are producing incidental ounces.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $6 million and $13 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $2 million and September 30, 2020: $4 million and $14 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: $nil and $nil, respectively); up until its divestiture in November of 2020, Morila, of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: $7 million and $20 million, respectively); up until its divestiture in June 2021, and Lagunas Norte of $nil and $37 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $14 million and September 30, 2020: $22 million and $66 million, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20
By-product credits	86	70	84	215	172

Non-controlling interest	(27)	(30)	(29)	(83)	(65)

By-product credits (net of non-controlling interest)	59	40	55	132	107

Endnote 10

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2021	20	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Cost of sales	162	137	154	435	431

Depreciation/amortization	(60)	(46)	(61)	(154)	(167)

Treatment and refinement charges	42	39	39	122	118

Cash cost of sales applicable to equity method investments	74	72	57	225	195

Less: royalties and production taxes[a]	(27)	(25)	(16)	(75)	(38)

By-product credits	(2)	(3)	(4)	(9)	(10)

Other	0	0	0	0	0

C1 cash costs	189	174	169	544	529

General & administrative costs	3	5	4	13	13

Rehabilitation - accretion and amortization	1	2	2	4	7

Royalties and production taxes[a]	27	25	16	75	38

Minesite exploration and evaluation costs	3	4	2	9	4

Minesite sustaining capital expenditures	40	48	74	130	158

Sustaining leases	2	2	2	6	7

All-in sustaining costs	265	260	269	781	756

Pounds sold - consolidated basis (millions pounds)	101	96	116	310	349

Cost of sales per pound[b,c]	2.57	2.43	1.97	2.36	2.01

C1 cash cost per pound[b]	1.85	1.83	1.45	1.75	1.52

All-in sustaining costs per pound[b]	2.60	2.74	2.31	2.52	2.17

a.

For the three and nine month periods ended September 30, 2021, royalties and production taxes include royalties of $27 million and $75 million, respectively (June 30, 2021: $25 million and September 30, 2020: $16 million and $38 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 11

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 12

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Endnote 13

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 14

On a 100% basis.

Endnote 15

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 of our third quarter MD&A for more details.

Endnote 16

Includes Goldrush.

Endnote 17

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2021 guidance. On April

9, 2021, the Government of Papua New Guinea and BNL, the operator of the Porgera joint venture, signed a binding Framework Agreement in which they agreed on a partnership for Porgera’s future ownership and operation. We expect to update our

BARRICK THIRD QUARTER 2021	21	PRESS RELEASE

guidance to include Porgera following both the execution of definitive agreements to implement the Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

Endnote 18

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

Endnote 19

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company wide guidance range total. Guidance ranges exclude Pierina and Lagunas Norte which are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021.

Endnote 20

Includes corporate administration costs.

Endnote 21

Reflects the impact of the full year.

Endnote 22

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net earnings	612	694	1,271	2,136	2,556

Income tax expense	323	343	284	1,040	928

Finance costs, net[a]	80	76	72	233	234

Depreciation	538	500	574	1,545	1,664

EBITDA	1,553	1,613	2,201	4,954	5,382

Impairment charges (reversals) of long-lived assets[b]	10	2	4	(77)	(309)

Acquisition/disposition (gains) losses[c]	(5)	(7)	(2)	(15)	(54)

Loss on currency translation	5	7	16	16	34

Other expense (income) adjustments[d]	12	14	(90)	37	56

Income tax expense, net finance costs, and depreciation from equity investees	94	90	94	273	277

Adjusted EBITDA	1,669	1,719	2,223	5,188	5,386

a.	Finance costs exclude accretion.
b.

For the three month period ended September 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

c.	Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa.
d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended September 30, 2020 was further impacted by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision.

BARRICK THIRD QUARTER 2021	22	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD   The New York Stock Exchange

ABX      The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “vision”, “strategy”, “target”, “goal”, “plan”, “opportunities”, “guidance”, “intended”, “project”, “pursuit”, “continue”, “ongoing”, “transition”, “estimate”, “potential”, “prospects”, “future”, “updating”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including potential life of mine extensions at Pueblo Viejo and Loulo-Gounkoto; the potential for Bulyanhulu, together with North Mara, to produce more than 500,000 ounces of gold per year and achieve a 20-year mine life; timing of production ramp-up and reserve conversion at Goldrush; Barrick’s engagement with local communities to manage the Covid-19 pandemic, including Covid-19 vaccine initiatives; our plans and expected timing and benefits of our growth projects, including the Goldrush, Veladero Phase 7 leach pad and Pueblo Viejo mine life extension and expansion projects; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and replace reserves net of depletion from production; asset sales, joint ventures and partnerships; Barrick’s global exploration strategy and planned exploration activities, including at Donlin and Bulyanhulu; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets and local procurement and developments efforts; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.